

UKey Inc.

Consolidated Financial Statements For The Periods Ended
July 31, 2022
With Independent Accountant's Review Report

TABLE OF CONTENTS

Miles Edwards
CPA

To Management
UKey Inc.
Austin, TX

I have reviewed the accompanying balance sheets of UKey Inc. as of July 31, 2022 and the related statements of income, and statements of cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Miles Edwards CPA, LLC
Austin, TX
August 26, 2022

Balance Sheet

UKey Inc.
As of July 31, 2022
Accrual Basis

	JUL 31, 2022
Assets	
Current Assets	
Cash and cash equivalents	80
Total Current Assets	**80**
Total Assets	**80**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Short-term debt	924
Total Current Liabilities	**924**
Total Liabilities	**924**
Equity	
Common Stock	80
Current Year Earnings	(924)
Total Equity	**(843)**
Total Liabilities and Equity	**80**

Income Statement (Profit and Loss)

UKey Inc.
For the period July 8, 2022 to July 31, 2022
Accrual Basis

	JUL 8-JUL 31, 2022
Gross Profit	-
Operating Expenses	
Startup Expenses	924
Total Operating Expenses	**924**
Operating Income	**(924)**
Net Income	**(924)**

Statement of Cash Flows

UKey Inc.
For the period ended July 31, 2022

Account	
Operating Activities	
Payments to suppliers and employees	(924)
Net Cash Flows from Operating Activities	**(924)**
Investing Activities	
Other cash items from investing activities	
Net Cash Flows from Investing Activities	**0**
Financing Activities	
Other cash items from financing activities	1,004
Net Cash Flows from Financing Activities	**1,004**
Net Cash Flows	**80**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	80
Net change in cash for period	**80**

Ukey Inc.
Statement of Equity
As of July 31, 2022

	Common Stock		Additional	Retained Earings	Total
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	
Beginning Balance, July 8, 2022	-	$ -	$ -	$ -	$ -
Contribution	8,040,000	80			$80
Other comprehensive gain/ (loss)					
Net income				-$924	-$924
Ending Balance July 31, 2022	**8,040,000**	**$ 80**	**$0**	**-$924**	**-$843**

1. Summary of Significant Accounting Policies

The Company

Ukey Inc. was incorporated in the State of Delaware on July 8, 2022.

UKey is a revolutionary one-tap payments solution to unlock low-priced assets and services at scale. UKey is addressing this challenge by enabling businesses to sell low-priced assets and services via micropayments. Through this platform, businesses can capture previously untapped revenue streams and expand into new markets via a unified interface.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

FINANCING ACTIVITIES

Financing activities include borrowing money and repaying or settling the obligations, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

2. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), consisting of ten million (10,000,000) shares of Class A Common Stock, $0.00001 par value per share. As of July 31, 2022, eight million and forty thousand (8,040,000) shares have been issued at par.